Exhibit 99.1

THIRD QUARTER 2014 EARNINGS RELEASE

ROYAL BANK OF CANADA REPORTS THIRD QUARTER 2014 RESULTS

All amounts are in Canadian dollars and are based on financial statements prepared in compliance with International Accounting Standard 34 Interim Financial Reporting, unless otherwise noted. Our Q3 2014 Report to Shareholders and Supplementary Financial Information are available on our website at rbc.com/investorrelations.

TORONTO, August 22, 2014 – Royal Bank of Canada (RY on TSX and NYSE) today reported record net income of $2,378 million for the quarter ended July 31, 2014, up $93 million or 4% from the prior year and up $177 million or 8% from last quarter. We also announced an increase to our quarterly dividend of $0.04 or 6%, to $0.75 per share.

Excluding specified items as noted below and discussed on page 3 of this Earnings Release, net income was $2,418 million, up $223 million or 10% from the prior year and up $217 million or 10% from last quarter(1). Our results were driven by record earnings in Canadian Banking, Capital Markets, Wealth Management and Insurance, as well as solid results in Investor & Treasury Services. Our performance also reflects strong revenue growth, solid credit quality and positive operating leverage across most businesses.

“RBC had a record third quarter, delivering earnings of over $2.3 billion. These results demonstrate the strength of our diversified business model,” said Dave McKay, RBC President and Chief Executive Officer. “Our ability to innovate and use capital effectively while managing costs positions us well to execute our client-focused strategy and extend our leadership positions across our key businesses.”

Q3 2014 compared to Q3 2013

•	Net income of $2,378 million (up 4% from $2,285 million)
•	Diluted earnings per share (EPS) of $1.59 (up $0.08 from $1.51)
•	Return on common equity (ROE)(2) of 19.6% (down from 21.3%)
•	Basel III Common Equity Tier 1 (CET1) ratio of 9.5%

YTD 2014 compared to YTD 2013

•	Net income of $6,671 million (up 7% from $6,241 million)
•	Diluted EPS of $4.43 (up $0.33 from $4.10)
•	ROE of 19.0% (down from 20.0%)

Excluding specified items(1): Q3 2014

compared to Q3 2013

•	Net income of $2,418 million (up 10% from $2,195 million)
•	Diluted EPS of $1.62 (up $0.17 from $1.45)
•	ROE of 20.0% (down from 20.4%)

Excluding specified items(1): YTD 2014

compared to YTD 2013

•	Net income of $6,803 million (up 10% from $6,182 million)
•	Diluted EPS of $4.52 (up $0.46 from $4.06)
•	ROE of 19.4% (down from 19.8%)

Specified items(1) , as detailed on page 3, include a loss of $40 million (before- and after-tax), which includes foreign currency translation related to the closing of the sale of RBC Jamaica this quarter, a loss of $60 million (before and after-tax) also related to the sale of RBC Jamaica, along with provisions related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax) in Q1 2014, a favourable income tax adjustment of $90 million in Q3 2013, and a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services in Q2 2013.

Personal & Commercial Banking net income was $1,138 million, down $29 million or 2% compared to last year. Excluding the loss related to the sale of RBC Jamaica this quarter as noted above, net income was up $11 million or 1%(1). Canadian Banking net income was a record $1,185 million, up $34 million or 3%, driven by volume growth of 4% and strong growth in fee-based revenue primarily from mutual fund sales. These factors were partially offset by higher provisions for credit losses (PCL).

Compared to last quarter, Personal & Commercial Banking net income was up $23 million or 2%. Excluding the loss related to the sale of RBC Jamaica this quarter, net income was up $63 million or 6%(1). Canadian Banking net income was up $75 million or 7%, largely due to seasonal factors including additional days in the quarter, volume growth across most businesses and higher mutual fund sales, partially offset by higher PCL.

Wealth Management net income was a record $285 million, up $52 million or 22% compared to last year, mainly due to higher average fee-based client assets across all businesses resulting from capital appreciation and net sales. Compared to the prior quarter, net income was up $7 million or 3%, mainly due to higher average fee-based client assets.

[1]	These are non-GAAP measures. For further information, including a reconciliation, refer to the non-GAAP measures section on page 3 of this Earnings Release.
[2]	This measure does not have a standardized meaning under GAAP. For further information, refer to the Key Performance and non-GAAP measures section of our Q3 2014 Report to Shareholders.

Insurance net income was a record $214 million, up $54 million or 34% from a year ago, mainly due to favourable actuarial adjustments reflecting management actions and assumption changes and lower net claims costs, as the prior year included net claims of $14 million ($10 million after-tax) related to severe weather conditions in Alberta and Ontario. Compared to the prior quarter, net income was up $60 million or 39%, mainly due to favourable actuarial adjustments reflecting management actions and assumption changes, and lower net claims costs.

Investor & Treasury Services net income was $110 million, up $6 million or 6% from a year ago, largely reflecting higher funding and liquidity revenue from tightening credit spreads and increased net interest income from the growth in client deposits. Compared to the prior quarter, net income decreased $2 million or 2%, as lower custodial fees and the impact of foreign exchange translation was largely offset by seasonally higher securities lending revenue.

Capital Markets net income was a record $641 million, up $255 million or 66% from a year ago reflecting growth across all of our businesses. Trading and origination activity was robust this quarter driven by stronger equity and debt markets and increased activity levels from our client-focused strategies. Strong growth in lending and loan syndication also contributed to the increase. These factors were partially offset by higher variable compensation on improved results and higher litigation provisions and related legal costs.

Compared to last quarter, net income was up $134 million or 26%, mainly reflecting strong growth in equity and debt origination and higher trading revenue, partially offset by higher variable compensation on improved results and lower M&A activity.

Corporate Support reported a net loss of $10 million largely reflecting net unfavourable tax adjustments, mostly offset by asset/liability management activities. Net income in the prior year was $235 million, largely reflecting net favourable tax adjustments, including a $90 million income tax adjustment related to 2012.

Capital – As at July 31, 2014, our Basel III CET1 ratio was 9.5%, down 20 basis points compared to last quarter, primarily reflecting higher risk-weighted assets mainly due to an update to risk parameters in our corporate and business lending portfolios and business growth, partially offset by internal capital generation.

Credit Quality – Total PCL of $283 million increased $16 million or 6% from a year ago, and increased $39 million or 16% from the prior quarter, largely reflecting higher provisions in our Caribbean portfolio and also in our Canadian Banking commercial lending portfolio, partially offset by lower provisions in Capital Markets. Our PCL ratio of 26 basis points was unchanged compared to the prior year and up 3 basis points compared to last quarter.

Non-GAAP measures

ROE and results and measures excluding specified items are non-GAAP measures. Specified items comprise:

¡	In the current quarter, a loss of $40 million (before and after-tax), which includes foreign currency translation, related to the closing of the sale on June 27, 2014 of RBC Royal Bank (Jamaica) Limited and RBTT Securities Jamaica Limited (collectively “RBC Jamaica”).

¡	In Q1 2014, a loss of $60 million (before and after-tax) also related to the sale of RBC Jamaica noted above, along with provisions related to post-employment benefits and restructuring charges in the Caribbean of $40 million ($32 million after-tax).

¡	In Q3 2013, a favourable income tax adjustment of $90 million in Corporate Support.

¡	In Q2 2013, a restructuring charge of $44 million ($31 million after-tax) related to the integration of Investor Services.

Given the nature and purpose of our management reporting framework, we use and report certain non-GAAP financial measures, which are not defined, do not have a standardized meaning under GAAP and may not be comparable with similar information disclosed by other financial institutions. We believe that excluding these specified items from our results is more reflective of our ongoing operating results, will provide readers with a better understanding of our performance and should enhance the comparability of our comparative periods. For further information refer to the Key Performance and non-GAAP measures section of our Q3 2014 Report to Shareholders.

Net Income, excluding specified items
	For the three months ended July 31, 2014			For the nine months ended July 31, 2014
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Loss related to sale of RBC Jamaica	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge in the Caribbean	Adjusted
Net income	$2,378	$40	$2,418	$6,671	$100	$32	$6,803
Basic earnings per share	$1.59	$0.03	$1.62	$4.45	$0.07	$0.02	$4.54
Diluted earnings per share	$1.59	$0.03	$1.62	$4.43	$0.07	$0.02	$4.52
ROE	19.6%		20.0%	19.0%			19.4%
	For the three months ended July 31, 2013			For the nine months ended July 31, 2013
(Millions of Canadian dollars, except per share and percentage amounts)	Reported	Income tax adjustment	Adjusted	Reported	Restructuring charge in I&TS	Income tax adjustment	Adjusted
Net income	$2,285	$(90)	$2,195	$6,241	$31	$(90)	$6,182
Basic earnings per share	$1.52	$(0.06)	$1.46	$4.14	$0.02	$(0.06)	$4.10
Diluted earnings per share	$1.51	$(0.06)	$1.45	$4.10	$0.02	$(0.06)	$4.06
ROE	21.3%		20.4%	20.0%			19.8%

Personal & Commercial Banking net income, excluding specified items
	For the three months ended July 31, 2014			For the nine months ended July 31, 2014
(Millions of Canadian dollars)	Reported	Loss related to sale of RBC Jamaica	Adjusted	Reported	Loss related to sale of RBC Jamaica	Provision for post- employment benefits and restructuring charge in the Caribbean	Adjusted
Net income	$1,138	$40	$1,178	$3,324	$100	$32	$3,456

Investor & Treasury Services net income, excluding specified items
	For the nine months ended July 31, 2013
(Millions of Canadian dollars)	Reported	Restructuring charge in I&TS	Adjusted
Net income	$248	$31	$279

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. We may make forward-looking statements in this earnings release, in filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), in reports to shareholders and in other communications. Forward-looking statements include, but are not limited to, statements relating to our financial performance objectives, vision and strategic goals, and include our Chief Executive Officer’s statements. The forward-looking information contained in this earnings release is presented for the purpose of assisting the holders of our securities and financial analysts in understanding our financial position and results of operations as at and for the periods ended on the dates presented, our financial performance objectives, vision and strategic goals, and may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as “believe”, “expect”, “foresee”, “forecast”, “anticipate”, “intend”, “estimate”, “goal”, “plan” and “project” and similar expressions of future or conditional verbs such as “will”, “may”, “should”, “could” or “would”.

By their very nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties, which give rise to the possibility that our predictions, forecasts, projections, expectations or conclusions will not prove to be accurate, that our assumptions may not be correct and that our financial performance objectives, vision and strategic goals will not be achieved. We caution readers not to place undue reliance on these statements as a number of risk factors could cause our actual results to differ materially from the expectations expressed in such forward-looking statements. These factors – many of which are beyond our control and the effects of which can be difficult to predict – include: credit, market, liquidity and funding, insurance, regulatory compliance, litigation, operational, strategic, reputation and competitive risks and other risks discussed in the Risk management and Overview of other risks sections of our 2013 Annual Report and in the Risk management section of our Q3 2014 Report to Shareholders; the impact of regulatory reforms, including relating to the Basel Committee on Banking Supervision’s (BCBS) global standards for capital and liquidity reform, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the regulations issued and to be issued thereunder, over-the-counter derivatives reform, the payments system in Canada, the U.S. Foreign Account Tax Compliance Act (FATCA), and regulatory reforms in the United Kingdom (U.K.) and Europe; the high levels of Canadian household debt; cybersecurity; the business and economic conditions in Canada, the U.S. and certain other countries in which we operate; the effects of changes in government fiscal, monetary and other policies; our ability to attract and retain employees; the accuracy and completeness of information concerning our clients and counterparties; the development and integration of our distribution networks; model, information technology and social media risk; and the impact of environmental issues.

We caution that the foregoing list of risk factors is not exhaustive and other factors could also adversely affect our results. When relying on our forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Material economic assumptions underlying the forward looking-statements contained in this earnings release are set out in the Overview and outlook section and for each business segment under the heading Outlook and priorities in our 2013 Annual Report, as updated by the Overview section in our Q3 2014 Report to Shareholders. Except as required by law, we do not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by us or on our behalf.

Additional information about these and other factors can be found in the Risk management and Overview of other risks sections of our 2013 Annual Report to Shareholders and in the Risk management section of our Q3 2014 Report to Shareholders.

Information contained in or otherwise accessible through the websites mentioned does not form part of this earnings release. All references in this earnings release to websites are inactive textual references and are for your information only.

ACCESS TO QUARTERLY RESULTS MATERIALS

Interested investors, the media and others may review this quarterly earnings release, quarterly results slides, supplementary financial information and our Q3 2014 Report to Shareholders on our website at rbc.com/investorrelations.

Quarterly conference call and webcast presentation

Our quarterly conference call is scheduled for Friday August 22nd, 2014 at 8:00 a.m. (EDT) and will feature a presentation about our third quarter results by RBC executives. It will be followed by a question and answer period with analysts.

Interested parties can access the call live on a listen-only basis at: www.rbc.com/investorrelations/ir_events_presentations.html or by telephone (416-340-2217 or 1-866-696-5910, passcode 5921388#). Please call between 7:50 a.m. and 7:55 a.m. (EDT).

Management’s comments on results will be posted on our website shortly following the call. Also, a recording will be available by 5:00 p.m. (EDT) on August 22, 2014 until December 2, 2014 at: www.rbc.com/investorrelations/ir_quarterly.html or by telephone (905-694-9451 or 1-800-408-3053, passcode 7418592#).

Media Relations Contacts

Tanis Feasby, Director, Financial Communications, tanis.feasby@rbc.com, 416-955-5172 or 1-888-880-2173 (toll-free outside Toronto)

Sandra Nunes, Senior Manager, Financial Communications, sandra.nunes@rbc.com, 416-974-1794 or 1-888-880-2173 (toll-free outside Toronto)

Investor Relations Contacts

Amy Cairncross, VP & Head, Investor Relations, amy.cairncross@rbc.com, 416-955-7803

Lynda Gauthier, Director, Investor Relations, lynda.gauthier@rbc.com, 416-955-7808

Robert Poole, Associate Director, Investor Relations, robert.poole@rbc.com, 416-955-7809

Christopher Taylor, Associate Director, Investor Relations, christopher.taylor@rbc.com, 416-955-7872

ABOUT RBC

Royal Bank of Canada is Canada’s largest bank, and one of the largest banks in the world, based on market capitalization. We are one of North America’s leading diversified financial services companies, and provide personal and commercial banking, wealth management services, insurance, investor services and capital markets products and services on a global basis. We employ approximately 79,000 full- and part-time employees who serve more than 16 million personal, business, public sector and institutional clients through offices in Canada, the U.S. and 40 other countries. For more information, please visit rbc.com.

Trademarks used in this earnings release include the LION & GLOBE Symbol, ROYAL BANK OF CANADA and RBC which are trademarks of Royal Bank of Canada used by Royal Bank of Canada and/or by its subsidiaries under license. All other trademarks mentioned in this earnings release, which are not the property of Royal Bank of Canada, are owned by their respective holders.